UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Announcements regarding transactions in ABB’s registered shares, par value CHF 2.50 per share, and securities convertible or exchangeable into registered shares, made by the directors or members of the Executive Committee of ABB Ltd during the fiscal quarter ended March 31, 2006; and

2.               Press release issued by ABB Ltd dated April 1, 2006, regarding the finalized asbestos plan for an ABB subsidiary in the U.S.

ABB Ltd announces that the following member of the Executive Committee has been granted warrants convertible into ABB’s registered shares, par value CHF 2.50 per share, in the following amounts:

Name and Position	Date	Number of warrants granted	Price per warrant	Value of grant
Anders Jonsson(1) Member of the Executive Committee	February 3, 2006	100,000	—	—

(1)Warrants granted to Ulla Jonsson, the spouse of Anders Jonsson.

ABB Ltd announces that the following member of the Executive Committee has sold warrants convertible into ABB’s registered shares, in the following amounts:

Name and Position	Date	Number of warrants sold	Price per warrant	Proceeds realized
Anders Jonsson Member of the Executive Committee	February 21, 2006	312,500	CHF 0.700032	CHF 218,760

ABB Ltd announces that the following members of the Executive Committee have been granted ABB’s registered shares under the 2004 launch of ABB’s performance incentive share plan in the following amounts:

Name and Position	Date	Number of shares granted	Price per share	Value of grant
Fred Kindle President, Chief Executive Officer and member of the Executive Committee	March 28, 2006	130,480	CHF 15.65	CHF 2,042,012
Michel Demaré Chief Financial Officer and member of the Executive Committee	March 28, 2006	59,001	CHF 15.65	CHF 923,366
Dinesh Paliwal Head of Global Markets and Technology and member of the Executive Committee	March 28, 2006	110,475	CHF 15.65	CHF 1,728,934
Gary Steel Head of Human Resources and member of the Executive Committee	March 28, 2006	89,193	CHF 15.65	CHF 1,395,870
Ulrich Spiesshofer Head of Corporate Development and member of the Executive Committee	March 28, 2006	15,870	CHF 15.65	CHF 248,366

For your business and technology editors

Asbestos plan finalized for ABB subsidiary in U.S.

No objections filed in appeal period, CE Settlement Trust to be activated

Zurich, Switzerland, April 1, 2006 – ABB, the leading power and automation technology group, said today no appeals have been filed with the U.S. District Court opposing a revised Plan of Reorganization for its U.S. subsidiary, Combustion Engineering (CE), which means the plan is now final.

“This is a milestone in the history of ABB,” said ABB President and CEO, Fred Kindle. “We are very glad to have a resolution of this important issue, which removes significant uncertainty that has harmed ABB over the years. The finalized plan brings benefits to both ABB and asbestos claimants.”

The finalization of the CE Plan of Reorganization clears the way for asbestos claimants to receive payments from the trust to be set up in accordance with the Plan of Reorganization once it becomes effective.

The plan’s channeling injunction will protect ABB and its subsidiaries from current and future asbestos claims against CE. ABB has committed cash and other assets worth approximately $1.43 billion to pay settled asbestos claims against CE.

The District Court’s final order ends a process which began on February 17, 2003, when CE filed for pre-packaged Chapter 11 protection in U.S. bankruptcy courts.

A much smaller number of asbestos claims against another U.S. subsidiary - ABB Lummus Global Inc. - are in the process of being resolved. In September 2005, claimants to the Lummus Plan of Reorganization voted 96 percent in favor of the plan. ABB expects to file the Lummus Chapter 11 Plan of Reorganization in the very near future.

From the time ABB acquired CE in January 1990 until CE filed for Chapter 11 in February 2003, CE settled approximately 438,000 claims, many of them without payment, and paid out approximately $1.1 billion to claimants.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 104,000 people.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich	Switzerland: Tel. +41 43 317 3808
Thomas Schmidt, Wolfram Eberhardt	Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 4, 2006	By:	/s/ Hans Enhoerning
	Name:	Hans Enhoerning
	Title:	Group Vice President and
Assistant General Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel